Filed pursuant to
General Instruction II.K of Form F-9;
File No. 333-137945
PROSPECTUS SUPPLEMENT
(To a Short Form Base Shelf Prospectus Dated November 6, 2006)

US$250,000,000
BROOKFIELD ASSET MANAGEMENT INC.
5.80% Notes due April 25, 2017

We will pay interest on the notes each April 25 and October 25. We will make the first interest payment on October 25, 2007. Unless we redeem the notes earlier, the notes will mature on April 25, 2017. We may redeem some or all of the notes at any time at 100% of the principal amount plus a make-whole premium. We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). We may also redeem all of the notes at any time in the event that certain changes affecting Canadian income taxation occur.

The notes will not be listed on a securities exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-5.

	Per Note	Total

Public Offering Price	99.730%	US$	249,325,000
Underwriting Fees	0.650%	US$	1,625,000
Proceeds to Brookfield (before expenses)	99.080%	US$	247,700,000

Interest on the notes will accrue from April 25, 2007 to the date of delivery.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting”. In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

Delivery of the notes, in book-entry form only, will be made on or about April 25, 2007.

We are permitted to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion beginning on page S-17.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are amalgamated under the laws of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus supplement and the accompanying base shelf prospectus are Canadian residents and many of our assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the base shelf prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Citi	Credit Suisse

BNP PARIBAS
Daiwa Securities America Inc
Deutsche Bank Securities
JPMorgan
Wachovia Securities

The date of this prospectus supplement is April 20, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

Base Shelf Prospectus

Documents Incorporated by Reference	1
Available Information	2
Special Note Regarding Forward-Looking Information	2
The Company	3
Use of Proceeds	4
Description of Capital Structure	4
Description of the Preference Shares	4
Description of Debt Securities	5
Plan of Distribution	12
Risk Factors	13
Legal Matters	14
Documents Filed as Part of the Registration Statement	14
Statutory Rights of Withdrawal and Rescission	14
Auditors’ Consent	A-1
Certificate of the Company	C-1

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada.

As used in this prospectus supplement, unless the context otherwise indicates, references to “we”, “us” and the “Company” refer to Brookfield Asset Management Inc. and references to “Brookfield” refer to the Company and its direct and indirect subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus dated November 6, 2006 solely for the purpose of the notes offered hereunder. Other documents are also incorporated, or are deemed to be incorporated, by reference into the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof.

The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the base shelf prospectus:

(a)	our renewal annual information form dated March 30, 2007;

(b)	our audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005, together with the report of the auditors thereon, found at pages 71 through 104 of our 2006 annual report;

(c)	the management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above, found at pages 7 through 70 of our 2006 annual report; and

(d)	our management information circular dated March 20, 2007.

All of our documents of the type referred to above and any material change reports (excluding confidential reports) which are required to be filed by us with the Ontario Securities Commission after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement, the base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, the base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the documents incorporated by reference herein contain forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this prospectus supplement, in other filings with Canadian regulators or the United States Securities and Exchange Commission or in other communications. These forward-looking statements include among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targeted returns on our investments, as well as the outlook for the Company’s businesses and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions of similar import, or the negative variations thereof are predictions of or indicate future events, trends or prospects, identify forward-looking statements. Although the Company believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behavior of financial markets including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the Company’s continued ability to attract institutional partners to its specialty funds; adverse hydrology conditions; regulatory and political factors within the countries in which the Company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the Company’s Form 40-F filed with the United States Securities and Exchange Commission as well as other documents filed by the Company with the securities regulators in Canada and the United States including in its annual information form and management’s discussion and analysis under the heading “Business Environment and Risks.”

We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to the Company, investors and others should carefully consider the forgoing factors and other uncertainties and potential events. The Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$” and “$” are to United States dollars and references to “Cdn$” are to Canadian dollars.

The Company presents its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of certain significant differences between Canadian GAAP and accounting principles generally accepted in the United States as they relate to the Company, see note 24 to the audited consolidated financial statements of the Company.

Under the heading “Recent Developments” there are references to cash flow from operations. Cash flow from operations is a non-GAAP measure which does not have a standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

INTEREST COVERAGE RATIOS

The Company’s interest requirements, after giving effect to the issue of the notes and the application of the estimated net proceeds thereof, for the 12 months ended December 31, 2006 and December 31, 2005 amounted to US$1,220 million and US$903 million, respectively. The Company’s earnings before interest and income tax for the 12 months ended December 31, 2006 and December 31, 2005 were US$2,595 million and US$2,853 million, respectively, which are 2.1 times and 3.2 times the Company’s interest requirements for the respective periods.

SUMMARY

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the base shelf prospectus.

Issuer	Brookfield Asset Management Inc.

Securities Offered	US$250,000,000 principal amount of 5.80% notes due April 25, 2017.

Maturity Date	April 25, 2017.

Interest Rate	5.80% per annum.

Interest Payment Dates	April 25 and October 25 each year, beginning on October 25, 2007.

Rank	The notes will rank equally with other unsecured debt.

Redemption	The notes are redeemable, at any time at the Company’s option, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest and a make-whole premium, as more fully described under “Description of the Notes — Optional Redemption”. The notes are also redeemable in the event of certain changes affecting Canadian withholding tax, as more fully described under “Description of the Notes — Redemption for Changes in Canadian Withholding Taxes”.

Further Issues	We may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby.

Credit Ratings	Moody’s Investors Service Inc.: Baa2 Standard & Poor’s Rating Service: A- Fitch Ratings Ltd.: BBB+ Dominion Bond Rating Service Limited: A(low) See “Credit Ratings”.

Use of Proceeds	The net proceeds from this offering will be used for general corporate purposes.

Form and Denominations	The notes will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in initial denominations of US$2,000 and subsequent multiples of US$1,000. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the base shelf prospectus, notes in definitive form will not be issued.

Change of Control	We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See “Description of the Notes — Change of Control”.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, restrict the Company’s ability to:

• create certain liens;

• declare or pay dividends or acquire capital stock or debt of the Company;

• incur payment restrictions that other parties impose; and

• consolidate, merge with a third party or transfer all or substantially all of its assets.

These covenants are subject to important exceptions and qualifications which are described under “Description of Debt Securities” in the base shelf prospectus and “Description of Notes” in this prospectus supplement.

Risk Factors	Investment in the notes involves certain risks. You should carefully consider the information in the “Risk Factors” section of this prospectus supplement and all other information included in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein before investing in the notes.

RISK FACTORS

An investment in the notes is subject to a number of risks. Before deciding whether to invest in the notes, investors should consider carefully the risks relating to the Company set forth below, in the accompanying base shelf prospectus and incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. Specific reference is made to the sections entitled “Business Environment and Risks” in the Company’s annual information form and in the management’s discussion and analysis of the Company, which are incorporated by reference in this prospectus supplement.

The notes are unsecured and are subordinated to all of our existing and future secured indebtedness.

The notes are unsecured and effectively subordinated in right of payment to all of the Company’s existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. The indenture for the notes does not restrict the Company’s ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness. In the event of the Company’s insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, the Company’s assets that serve as collateral for any secured indebtedness would be made available to satisfy the obligations to the Company’s secured creditors before any payments are made on the notes. See “Description of the Notes — General”.

The notes are effectively subordinated to all liabilities of our subsidiaries.

None of the Company’s subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Accordingly, the Company’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.

THE COMPANY

Brookfield is an asset management company. Focused on property, power and infrastructure assets, Brookfield has approximately US$70 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM. Brookfield’s registered office is Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3, Canada.

CONCURRENT TRANSACTION

The Company has commenced sales activities in connection with a proposed sale in Canada (the “Canadian Offering”) of up to Cdn$250,000,000 principal amount of notes, which offering size may increase, under its base shelf prospectus on a best efforts agency basis. Any notes which the Company issues in the Canadian Offering will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all of the Company’s existing and future unsecured and unsubordinated indebtedness including the notes issued pursuant to this offering. At the date of this prospectus supplement, the specific terms of the Canadian Offering, including the aggregate principal amount, have not been determined. Those terms may be determined prior to the completion of this offering. There is no assurance that the Canadian Offering will be completed. If completed, the proceeds of the Canadian Offering will be used by the Company for general corporate purposes. Neither this offering, nor the Canadian Offering, is contingent on the occurrence of the other. This prospectus supplement does not constitute an offer for sale of such securities in the United States.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriters’ fees and the estimated expenses of the offering of US$240,000, will be US$247,460,000 and will be used by the Company for general corporate purposes.

CREDIT RATINGS

The notes are rated Baa2 by Moody’s Investors Service Inc. (“Moody’s”), A- by Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. (“S&P”), BBB+ by Fitch Ratings Ltd. (“Fitch”) and A(low) by Dominion Bond Rating Service Limited (“DBRS”).

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, debt securities rated “Baa” are subject to moderate credit risk. They are considered medium-grade and may possess some speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligations is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The “BBB” rating category is the fourth highest used by Fitch, denotes “good credit quality” and is one of the 11 rating categories used by Fitch for long-term debt obligations. In addition, the plus and minus designations indicate relative strength within the respective rating categories. “BBB” ratings indicate that there are currently expectations of low credit risk. The capacity for payment of financial commitments is considered adequate, but adverse changes in circumstances or in economic conditions are more likely to impair this capacity.

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated “A” is satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. The ratings from AA to C may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings assigned to the notes may not reflect the potential impact of all risks on the value of the notes. A rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the Rating Agencies. Prospective investors should consult the relevant Rating Agency with respect to the interpretation and implications of the ratings.

DESCRIPTION OF THE NOTES

The following description of the particular terms and provisions of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the base shelf prospectus under “Description of Debt Securities”, to which reference is hereby made. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the base shelf prospectus or in the Indenture (as defined below). See “— Certain Definitions”.

The notes will be issued as a separate series of debt securities under an indenture, dated as of September 20, 1995, as supplemented by a First Supplemental Indenture dated as of October 3, 1995, a Second Supplemental Indenture dated December 15, 1998, a Third Supplemental Indenture dated December 12, 2001, a Fourth Supplemental Indenture dated June 17, 2002, a Fifth Supplemental Indenture dated March 4, 2003, a Sixth Supplemental Indenture dated March 4, 2003, a Seventh Supplemental Indenture dated June 14, 2005, an Eighth Supplemental Indenture to be dated April 25, 2007 (relating to this offering) and a Ninth Supplemental Indenture to be dated April 25, 2007 (relating to the Canadian Offering) (as supplemented, the “Indenture”), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee

(the “Trustee”). For a description of the rights attaching to different series of Debt Securities under the Indenture, see “Description of Debt Securities” in the base shelf prospectus. The Indenture is subject to the provisions of the Business Corporations Act (Ontario). The following statements relating to the notes and the Indenture are summaries and should be read in conjunction with the statements under “Description of Debt Securities” in the base shelf prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the notes and the Indenture, including the definition of certain terms therein.

General

The notes will be senior unsecured obligations of the Company, and will initially be limited to US$250,000,000 aggregate principal amount, all of which will be issued under the Eighth Supplemental Indenture. The notes will mature on April 25, 2017. The notes will bear interest at the rate of 5.80% per annum from April 25, 2007, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on April 25 and October 25 of each year, commencing on October 25, 2007, to the Persons in whose name the notes are registered at the close of business on the preceding March 25 or September 25, as the case may be. The notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at 5.80% per annum plus 1%.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, and premium, if any, and interest on, the notes will be payable, and the notes may be presented for registration of transfer and exchange, at the office or agency of the Company maintained for that purpose in Toronto, Ontario and at any other office or agency maintained by the Company for such purpose (and, for notes that are not represented by a Global Note (as defined herein) at the office or agency of the Company maintained for that purpose in The City of New York), provided that at the option of the Company, payment of interest on the notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

The Company is structured as a holding company that conducts a significant proportion of its operating activities through subsidiaries. Although the notes are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company’s consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company’s subsidiaries to incur additional indebtedness. Because the Company is a holding company, the Company’s ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by the Company and/or one or more designated Affiliates of the Company.

Reopening of the Notes

The Company may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time and from time to time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed, and

•	the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points, together with, in each case, accrued interest on the principal amount of the notes to be redeemed to the date of redemption.

In connection with such optional redemption, the following defined terms apply:

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the “Independent Investment Banker”.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC and their respective successors, each a recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with the Trustee or with a Paying Agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected by the Trustee at the Company’s direction by such method as the Company and the Trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and the Company, the Trustee and any Paying Agent for the notes shall be entitled to rely on such calculation.

Change of Control

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will be required to make an offer to repurchase all, or any part, (equal to US$2,000 or a subsequent multiple of US$1,000) of each holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control (as defined below) provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The Paying Agent will be required to promptly mail to each holder who properly tendered notes, the purchase price for such notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$2,000 or a subsequent multiple of US$1,000.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or the intention by us to effect a Change of Control, the notes are rated below an Investment Grade Rating by at least three out of four of the Rating Agencies if there are four Rating Agencies or all of the Rating Agencies if there are less than four Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade subsequently downgrade the notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are four Rating Agencies) or one of the Rating Agencies (if there are less than four Rating Agencies) have confirmed that the notes are not subject to consideration for a possible downgrade, and have not downgraded the notes, to below an Investment Grade Rating.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than us, our Subsidiaries, our or such Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, our Class A limited voting shares or other Voting Stock into which our Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares or (ii) Voting Stock sufficient to enable it to elect a majority of the members of our board of directors. For the purposes of this provision, “person” and “group” have the meanings they have in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, an entity will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such entity’s voting stock measured by voting power rather than number of shares or (ii) such entity’s voting stock sufficient to enable them to elect a majority of the members of such entity’s board of directors (or similar body).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch and BBB(low) (or the equivalent) by DBRS.

“Management” means our directors, officers or employees (or directors, officers or employees of our Subsidiaries) immediately prior to the consummation of any transaction, acting individually or together.

“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) if any of the Rating Agencies cease to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s, S&P, Fitch or DBRS, or some or all of them, as the case may be.

The failure by us to comply with the obligations described under “— Change of Control” will constitute an event of default with respect to the notes.

The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes. Restrictions on our ability to incur liens are contained in the covenants as described in this prospectus supplement under “Description of the Notes — Covenants — Negative Pledge”.

Additional Co-Obligor

The recent Canadian federal budget of March 19, 2007 proposes to restrict the deductibility for Canadian tax purposes of interest on debt incurred to finance investment in foreign subsidiaries. The Company may add a U.S. affiliate as a co-obligor under the notes without consent of holders. If we were to exercise this right, such U.S. affiliate would become liable for the notes on a joint and several basis with us; we would not be released from our obligations under the Indenture or the notes.

The addition of a co-obligor would be subject to acceptance by the Trustee for the notes and dependent on other factors, such as the Company’s assessment of the applicable legislation, the financial impact of the legislation on the Company and other alternatives that may be available to the Company at that time. The Company would only add a co-obligor if, following such addition, all Indenture Securities would maintain a rating equal to or higher than the ratings for such Indenture Securities by the Rating Agencies immediately prior to the addition. Also, the Company would only add a co-obligor if the Company determines that adding a co-obligor would not result in a deemed sale or exchange of the notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations nor a disposition of the notes by any holder for Canadian federal income tax purposes.

In the event a U.S. affiliate becomes a co-obligor and pays interest on the notes to a U.S. Holder (as defined below), such interest would be treated as U.S.-source income, rather than foreign source income, for foreign tax credit limitation purposes.

Redemption for Changes in Canadian Withholding Taxes

The notes will be subject to redemption as a whole, but not in part, at the option of the Company at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Company has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts (as defined herein) as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the Eighth Supplemental Indenture.

Covenants

The following covenants shall apply to the notes:

Negative Pledge

The Company will not, and will not permit any Principal Subsidiary (as defined herein) to, create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other indebtedness of the Company or such Principal Subsidiary then existing or thereafter created which is not subordinate to the notes) shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a) Liens on any property or assets of any Person existing at the time such Person becomes a Principal Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Principal Subsidiary;

(b) Liens on any property or assets of the Company or any Principal Subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure, or securing, the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(c) Liens arising by operation of law;

(d) any other Lien arising in connection with indebtedness of the Company and Principal Subsidiaries if, after giving effect to such Lien and any other Lien created pursuant to this clause (d), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company’s Consolidated Net Worth; and

(e) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) through (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Limitation on Restricted Payments

The Company (a) will not declare or pay any dividend or make any distribution, of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (b) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (i) any Capital Stock of the Company or (ii) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company and (c) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt of the Company which is subordinate in right of payment to the notes, if at the time thereof:

(i) an Event of Default or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default, shall have occurred and be continuing, or

(ii) upon giving effect to such payment, the Consolidated Net Worth of the Company would be less than US$2 billion;

provided, however, that this provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof if, at the date of such declaration, such payment would have complied with the foregoing provision and (ii) any refinancing or refunding of any Debt.

Prohibition on Dividend and Other Payment Restrictions Affecting Principal Subsidiaries

The Company will not, and will not permit any Principal Subsidiary to, create or suffer to exist any consensual encumbrance or restriction on the ability of any Principal Subsidiary (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any Principal Subsidiary, (ii) to make loans or advances to the Company or any Principal Subsidiary or (iii) to transfer any of its property or assets to the Company or any other Principal Subsidiary.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all defined terms.

“Lien” means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Offer Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the “Purchase Date”) for purchase of notes within five Business Days after the Offer Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company’s business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such Holders to tender notes pursuant to the Offer to Purchase. The Offer shall also state:

1. the section of the Indenture pursuant to which the Offer to Purchase is being made;

2. the Offer Expiration Date and the Purchase Date;

3. the aggregate principal amount of the Outstanding notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined) (the “Purchase Amount”);

4. the purchase price to be paid by the Company for each US$1,000 aggregate principal amount of notes accepted for payment (as specified pursuant to the Indenture) (“Purchase Price”);

5. that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a note tendered must be tendered in an integral multiple of US$1,000 principal amount;

6. the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase;

7. that interest on any note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

8. that on the Purchase Date, the Purchase Price will become due and payable upon each note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

9. that each Holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender such note at the place or places specified in the Offer prior to the close of business on the Offer Expiration Date (such note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee, duly executed by, the Holder thereof or his attorney duly authorized in writing);

10. that Holders will be entitled to withdraw all or any portion of notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Offer Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the note the Holder tendered, the certificate number of the note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

11. that (a) if notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such notes and (b) if notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of US$1,000 or integral multiples thereof shall be purchased); and

12. that in the case of any Holder whose note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such note without service charge, a new note, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the note so tendered.

Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

“pari passu”, when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to the same Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

“Principal Subsidiary” means any direct or indirect Subsidiary of the Company whose securities are not publicly traded or registered or qualified under applicable securities laws and whose primary purpose is to hold, directly or indirectly, or the majority of whose assets consist of direct or indirect interests in, shares of capital stock of Brookfield Properties Corporation or Brookfield Power Inc. at the date of issuance of the notes.

“Subsidiary” of any Person means (i) a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Additional Amounts

All payments made by the Company under or with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the notes and the notes are not redeemed in accordance with the provisions described under “— Redemption for Changes in Canadian Withholding Taxes”, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an “Excluded Holder”) (a) with which the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (b) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of notes or the receipt of payments thereunder. The Company will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish to the Holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder (other than an Excluded Holder) and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes so levied or imposed which have not been withheld or deducted and remitted by the Company in accordance with applicable law and which have been paid by such Holder in respect of payments made under or with respect to the notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment and (iii) any Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Book-Entry System

Each of the notes will be represented by one or more global notes (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, or its nominee, as Depository (the “Depository”). The provisions set forth under “Description of Debt Securities — Registered Global Debt Securities” in the accompanying base shelf prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its Participants (as defined below). Except as described under “Description of Debt Securities — Registered Global Debt Securities” in the base shelf prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

The Depository has advised the Company and the underwriters as follows: the Depository, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that the Depository’s participants (“Direct Participants”) deposit with the Depository. The Depository also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depository is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of the Depository and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (who are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depository’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and with Direct Participant “Participants”). The Depository has Standard & Poor’s highest rating: AAA. The Depository’s Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about the Depository can be found at www.dtcc.com and www.dtc.org.

Principal and interest payments on the notes registered in the name of the Depository’s nominee will be made in immediately available funds to the Depository’s nominee as the registered owner of the Global Notes. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the notes are registered as the owners of such notes for the purpose of receiving payment of principal and interest on such notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent for the notes has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the Global Notes. The Depository has advised the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown in the records of the Depository, unless the Depository has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depository, the Trustee or the Company, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depository is the responsibility of the Company or the Trustee, disbursement of such payments to Participants shall be the responsibility of the Depository, and the disbursement of such payments to the owners of beneficial interests in the Global Notes shall be the responsibility of Participants.

The Company understands that, under existing industry practice, if the Company were to request any action by the Holders or if an owner of a beneficial interest in the Global Notes were to desire to take any action that the Depository, as the registered owner of the Global Notes, is entitled to take, the Depository would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, under the existing laws of Canada and the current administrative practice of the Canada Revenue Agency, the payment by the Company of interest, principal or premium on the notes to a holder who is a non-resident of Canada and with whom the Company deals at arm’s length within the meaning of the Income Tax Act (Canada) (the “Act”) at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

No other tax on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of the notes or the receipt of interest or premium thereon by holders who are neither residents nor deemed to be residents of Canada for the purposes of the Act and who do not use or hold and are not deemed to use or hold the notes in carrying on business in Canada for the purposes of the Act. This summary does not apply to an insurance company that carries on business in Canada and elsewhere.

This summary is of a general nature only and does not take into account tax legislation or considerations of any province or territory of Canada or of any jurisdiction other than Canada. Purchasers of the notes should consult their own tax advisors with respect to their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of a note by an initial purchaser thereof that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States, a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source and any trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under applicable Treasury Regulations (a “U.S. Holder”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing Treasury Regulations and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant based on the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers or traders in securities or foreign currency, U.S. Holders subject to the alternative minimum tax, U.S. Holders whose functional currency is not in United States dollars, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. Prospective purchasers of notes should consult their own tax advisors concerning the application of U.S. federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations. See “Certain Canadian Federal Income Tax Considerations”.

For U.S. federal income tax purposes, interest (including Additional Amounts, if any) on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder’s method of accounting for such tax purposes. Interest paid by the Company on the notes will generally constitute income from sources outside the United States and generally will be “passive” or “financial services” income for purposes of computing the foreign tax credit allowable to a U.S. Holder. A U.S. Holder’s ability to claim a foreign tax credit is subject to numerous limitations, and, because of the complexity of these limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between the amount realized on such sale, exchange or redemption (other than amounts received that are attributable to accrued but unpaid interest and taxed as interest, described above) and such U.S. Holder’s adjusted tax basis in the note. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the note was held by such U.S. Holder for more than one year.

Gains recognized by a U.S. Holder on a sale or other disposition of the notes generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

In general, information reporting requirements will apply to interest and to the proceeds received on the disposition of the notes paid within the United States (and in certain cases, outside the United States) to U.S. Holders. A backup withholding tax (28% for payments made through 2010, and 31% for payments made in 2011 and thereafter) may apply to such amounts if a U.S. Holder (i) fails to establish properly that it is entitled to an exemption, (ii) fails to furnish or certify his or her correct taxpayer identification number to the payer in the manner required, (iii) is notified by the Internal Revenue Service (the “IRS”) that he or she has failed to report payments of interest or dividends properly or (iv) under certain circumstances, fails to certify that he or she has been notified by the IRS that he or she is subject to backup withholding for failure to report interest or dividend payments. The amount of any backup withholding will be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the IRS.

The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of purchasing, holding and disposing of the notes, including the applicability and effect of any federal, state, local or foreign tax laws and of any proposed changes in applicable law.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April 20, 2007, we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as representatives, the following respective principal amounts of notes:

	Principal
Underwriter	Amount of Notes

Citigroup Global Markets Inc.	US$	81,250,000
Credit Suisse Securities (USA) LLC		81,250,000
BNP Paribas Securities Corp.		17,500,000
Daiwa Securities America Inc.		17,500,000
Deutsche Bank Securities Inc.		17,500,000
J.P. Morgan Securities Inc.		17,500,000
Wachovia Capital Markets, LLC		17,500,000

Total	US$	250,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The distribution price of the notes was determined by negotiation between the Company and the underwriters.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.400% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.250% of the principal amount per note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.

Each underwriter has represented, warranted and agreed that:

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the notes included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by the Company

Per note	0.650%

We estimate that our total expenses for this offering will be US$240,000.

The notes are new issues of securities with no established trading market and will not be listed on any national securities exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in that respect.

In the ordinary course of their respective businesses, the underwriters and their affiliates may have engaged, and may engage in the future, in commercial banking and/or investment banking transactions with us and our affiliates for which they received or will receive customary fees.

Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DSA, DSA will pay to SMBCSI a mutually agreed-upon fee.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotments involve sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

LEGAL MATTERS

The validity of the notes being offered hereby will be passed upon for the Company by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law.

Base Shelf Prospectus
This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, (416) 363-9491, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the office of the Corporate Secretary of the Company at the above-mentioned address and the phone number and is also available electronically at www.sedar.com.
November 6, 2006
SHORT FORM BASE SHELF PROSPECTUS
US$750,000,000
BROOKFIELD ASSET MANAGEMENT INC.
Debt Securities
Class A Preference Shares

     Brookfield Asset Management Inc. (the “Company”) may from time to time offer and issue (i) unsecured debt securities (“Debt Securities”) and (ii) Class A Preference Shares (“Preference Shares”) under this short form base shelf prospectus (“Prospectus”). The Debt Securities and the Preference Shares (collectively, the “Securities”) offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$750,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$750,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement (“Prospectus Supplement”) and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms and (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.
     The Company’s head and registered office is at BCE Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, M5J 2T3.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
     Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.
     The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.
     The Company may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the underwriting commissions and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.
     In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
     The outstanding Class A Preference Shares, Series 2, Series 4, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13 and Series 14 are listed on the Toronto Stock Exchange.
     There is no market through which these Securities may be sold and purchasers may not be able to resell Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

     In this Prospectus, unless the context otherwise indicates, references to the “Company” refer to Brookfield Asset Management Inc. and references to “Brookfield” refer to the Company and its direct and indirect subsidiaries. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.
DOCUMENTS INCORPORATED BY REFERENCE
     The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:
(a)	the Company’s renewal annual information form dated March 31, 2006 (the “AIF”);

(b)	the Company’s audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2005 and 2004, together with the report of the auditors thereon, found at pages 59 through 97 of the Company’s 2005 annual report;

(c)	the management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above, found at pages 8 through 43 of the Company’s 2005 annual report;

(d)	the Company’s unaudited comparative interim consolidated financial statements for the six months ended June 30, 2006 and 2005;

(e)	the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in (d) above;

(f)	the Company’s press release dated November 3, 2006 announcing the Company’s financial results for the three and nine months ended September 30, 2006; and

(g)	the Company’s management information circular dated March 17, 2006.
     All documents of the Company of the type referred to above and any material change reports (excluding confidential reports) which are required to be filed by the Company with the Ontario Securities Commission after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report on Form 6-K or Form 40-F filed by the Company with the Securities and Exchange Commission (the “Commission”) after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if and to the extent expressly provided in such report.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
     A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.
     Where the Company updates its disclosure of interest coverage ratios by a Prospectus Supplement, the Prospectus Supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of interest coverage ratios and any Prospectus Supplement supplying any additional or updated information the Company may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement.
     Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement on Form F-9 relating to the Securities and of which this Prospectus is a part. The Company has not authorized anyone to provide different or additional information.
     Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the office of the Corporate Secretary of the Company at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
AVAILABLE INFORMATION
     The Company has filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form F-9 relating to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This Prospectus contains “forward-looking statements” within the meaning of Canadian and United States securities laws. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Company’s filings with Canadian and United States securities regulators, including its Form 40-F filed with the Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
THE COMPANY
     Brookfield is an asset management company. Focused on property, power and infrastructure assets, Brookfield has approximately $50 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.
Recent Developments
     The following is a summary of significant recent developments affecting Brookfield since the date of the AIF:
     In October 2006, the Company announced the completion of an initial public offering of 66 million common shares of Brascan Residential Properties S.A. (“BRP”) for total proceeds of $491.7 million. Following the offering, the Company indirectly owns 110.7 million shares of BRP, representing a 62.7% interest in BRP, assuming the underwriters’ over allotment option is not exercised.
     Also in October 2006, the Company announced that its real estate opportunity fund (BREOF) acquired from affiliates of JP Morgan Chase & Co., a 5.3 million square foot portfolio of commercial properties across the U.S. for $460 million.
     In September 2006, the Company announced that it had formed a $240 million real estate opportunity fund. The fund will invest in underperforming real estate in North America and has completed 12 investments in the United States and Canada, totalling 7.6 million square feet of property.
     Also in September 2006, the Company announced that it had formed a specialty real estate income fund focused on the acquisition of commercial retail shopping centres in Brazil. The fund has more than $700 million of commitments, $200 million of which has been committed by the Company with the balance of the capital committed by four institutional investors.
     In August 2006, the Company’s wholly-owned subsidiary, Brookfield Power Inc. (“Brookfield Power”) announced that it entered into an agreement with Alloy Power LLC to acquire Alloy’s two hydroelectric generating plants in West Virginia with a total installed capacity of 107 megawatts.
     In June 2006, the Company’s subsidiary, Brookfield Properties Corporation (“Brookfield Properties”), announced that it signed a definitive agreement to acquire all of the shares of Trizec Properties, Inc., a publicly-traded U.S. office REIT, and Trizec Canada Inc. (“Trizec Canada”), a Canadian company that holds, among other assets, an approximate 38% stake in Trizec Properties, which have a combined equity value of approximately $4.8 billion. The Trizec portfolio consists of 61 high-quality office properties totalling 40 million square feet in nine U.S. markets including the gateway cities of New York City, Washington, D.C., and Los Angeles. Under the terms of Brookfield Properties’ joint venture with The Blackstone Group, an entity to be jointly owned by Brookfield Properties and Blackstone will acquire all of the outstanding shares of common stock of Trizec Properties that are not currently owned by Trizec Canada and Brookfield Properties will acquire all of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada. Brookfield Properties’ share of the transaction’s equity following syndication to institutional partners is expected to be approximately $400 million. The transaction closed on October 5, 2006.
     In June 2006, a consortium, led by the Company, acquired HQI Transelec Chile S.A. (“Transelec”), the largest electricity transmission company in Chile, for approximately $1.7 billion. The consortium acquired 92% of the shares of Transelec from Hydro Québec International Inc. and the remaining 8% of the shares of Transelec from International Finance Corporation, the investment arm of the World Bank.
     Also in June 2006, Brookfield Power acquired two hydroelectric generating facilities in Maine with a combined generating capacity of almost 40 megawatts from Rumford Falls Power Company for $144 million.

     In May 2006, Tricap Management Limited (“Tricap”), an indirect wholly-owned subsidiary of the Company, announced that it acquired 53.6 million additional common shares of Western Forest Products (“Western”) on the exchange of a portion of the subscription receipts previously acquired by Tricap. Following this exchange, Tricap holds an aggregate of 58.7 million common shares of Western, representing approximately 49% of the outstanding Western common shares. The exchange follows the completion of Western’s acquisition of Cascadia Forest Products from the Company for a total purchase price of approximately C$207 million. Following this transaction, the Company beneficially owns 45.2 million common shares of Western, representing approximately 38% of the outstanding common shares of Western.
     In April 2006, the Company completed a three-for-two stock split of its Class A Limited Voting shares through the issue on April 27, 2006 of one Class A Limited Voting share for every two Class A or Class B Limited Voting shares held at the close of business on April 19, 2006. The net income and cash flow from operations per share amounts reported by the Company in the interim consolidated financial statements for the six months ended June 30, 2006 and 2005 were adjusted to reflect the impact of the stock split in the document incorporated by reference in this Prospectus. For the audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2005 and 2004 incorporated by reference herein, the following table reflects the originally reported per share amounts and the per share amounts adjusted to reflect the three-for-two stock split:

For years ended December 31	2005	2004	2003	2002	2001

Fully-diluted per share:
Net income — as reported	6.12	2.02	0.78	0.14	0.65
Net income — proforma	4.08	1.35	0.52	0.09	0.43
Cash flow from operations — as reported	3.28	2.32	2.14	1.58	1.37
Cash flow from operations — proforma	2.19	1.55	1.43	1.05	0.91
     In April 2006, the Company received approval for a normal course issuer bid to purchase up to 20,800,000 Class A Limited Voting shares on a pre-split basis or 31,200,000 Class A Limited Voting shares on a post-split basis, representing approximately 10% of the public float of the Company’s issued and outstanding shares in this series, through open market purchases on the Toronto and New York Stock exchanges. The bid commenced on April 21, 2006 and will expire on or before April 20, 2007.
     Also in April 2006, the Company increased the quarterly dividend payable on its Class A Limited Voting shares by 50% from $0.16 per share to $0.24 per share on a pre-split basis commencing with the dividend paid on May 31, 2006. On a post-split basis, the dividend per subdivided Class A Limited Voting share will be $0.16.
USE OF PROCEEDS
     Unless otherwise indicated in a Prospectus Supplement, the net proceeds received by the Company from the sale of Securities will be used by the Company for general corporate purposes including the repayment of corporate debt.
DESCRIPTION OF CAPITAL STRUCTURE
     The Corporation’s authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Limited Voting Shares, and 85,120 Class B Limited Voting Shares. As of the date of this Prospectus, the Company had 10,465,100 Class A Preference Shares, Series 2; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; 4,000,000 Class A Preference Shares, Series 7; 1,049,792 Class A Preference Shares, Series 8; 6,950,208 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 386,744,126 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares issued and outstanding.
DESCRIPTION OF THE PREFERENCE SHARES
     The following description sets forth certain general terms and provisions of the Preference Shares. The particular terms and provisions of a series of Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Series
     The Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
     The Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of Preference Shares ranks on a parity with every other series of Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.
Shareholder Approvals
     The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preference Shares as a class or create preference shares ranking in priority to or on parity with the Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of Preference Shares entitled to vote at a class meeting of holders of Preference Shares, or at a joint meeting of the holders of two or more series of Preference Shares, has one vote in respect of each Cdn$25.00 of the issue price of each Preference Share held by such holder.
DESCRIPTION OF DEBT SECURITIES
     The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
     The Debt Securities will be issued under an indenture dated as of September 20, 1995, as supplemented, (the “Indenture”) between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (the “Trustee”). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part and is also available on the Company’s SEDAR profile at www.sedar.com. The following statements with respect to the Indenture and the Indenture Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, the statement is qualified in its entirety by such reference. The term “Indenture Securities”, as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.
General
     The Indenture does not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Company to increase the principal amount of any series of Indenture Securities previously issued and to issue such increased principal amount. (Section 301)
     The applicable Prospectus Supplement will set forth the following terms relating to the offered Debt Securities: (1) the specific designation of the offered Debt Securities; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form (“Registered Debt Securities”); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Company or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities (“Registered Global Debt Securities”) and, if so, the identity of the Depository for such Registered Global Debt Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable and (11) any other terms of the offered Debt Securities, including covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Indenture Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company. (Section 301)
     Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301)
     The Indenture Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)
Form, Denomination, Exchange and Transfer
     Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. (Section 305)
Payment
     Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)
Registered Global Debt Securities
     The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Debt Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such

Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)
     The specific terms of the depository arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.
     Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the Company if such Indenture Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.
     So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.
     Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
     The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
     If the Depository for a Registered Global Security representing Indenture Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue Registered Debt Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may determine, at any time and in its sole discretion, not to have the Indenture Securities of a particular series represented by one or more Registered Global Debt Securities and, in such event, will issue Registered Debt Securities of such series in definitive form in exchange for all of the Registered Global Debt Securities representing Indenture Securities of such series. (Section 305)
Consolidation, Merger, Amalgamation and Sale of Assets
     The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the “Successor Corporation”) unless: (a) the Company and the Successor Corporation shall execute, prior to or contemporaneously with the consummation of such transaction, such instruments and do such things as, in the opinion of counsel, shall be necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Indenture Securities of every series and (ii) the Indenture Securities of every series will be valid and binding obligations of the Successor Corporation entitling the

Holders thereof, as against the Successor Corporation, to all the rights of Holders of Indenture Securities under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section 801)
Events of Default
     Unless otherwise indicated in any Prospectus Supplement, each of the following will constitute an Event of Default under the Indenture with respect to Indenture Securities of any series: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase required to be made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the Indenture; (f) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company’s Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Indenture shall be deemed to be waived without further action on the part of the Trustee or the Holders; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company; and (h) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501)
     If an Event of Default (other than an Event of Default described in clause (g) above) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Indenture Securities of any series at the time outstanding shall occur, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see “— Modification and Waiver”.
     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Indenture Securities of that series. (Section 512)
     No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508)

     The Company is required to furnish to the Trustee quarterly a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)
Defeasance
     The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on the Outstanding Securities (“Defeasance”). Such trust may only be established if, among other things: (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law which, in the Opinion of Counsel, provides that Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.
     The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities (“Covenant Defeasance”). In the event the Company exercises its Covenant Defeasance option, the obligations under the Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if, among other things: (i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Indenture Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. (Article Thirteen)
Modification and Waiver
     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified or (i) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902)
     The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities, on behalf of all holders of Outstanding Securities of such series, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Outstanding Securities tendered pursuant to an Offer to Purchase. (Section 513)
Consent to Jurisdiction and Service
     The Indenture provides that the Company irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.
Enforceability of Judgments
     Since a substantial portion of the Company’s assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.
     The Company has been informed by its Canadian counsel, Torys LLP (“Torys”), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of the Indenture and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within six years of the date of such judgment. The Company has been advised by such counsel that there is some doubt as to the enforceability in Canada, against the Company or against any of its respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.
Governing Law
     The Indenture and the Indenture Securities will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the Trustee which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113)
The Trustee
     The Trustee under the Indenture is Computershare Trust Company of Canada.

Certain Definitions
     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)
     “Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” having meanings correlative to the foregoing.
     “Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
     “Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person.
     “Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.
     “Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.
     “Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with Canadian generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.
     “Deferred Credits” means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with Canadian generally accepted accounting principles.
     “Government Obligation” means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

     “Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.
     “Interest Rate or Currency Protection Agreement” of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).
     “Qualifying Subordinated Debt” means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on, and all other payment obligations in respect of, such Debt shall be subordinate to the prior payment in full of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.
     “Stated Maturity”, when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.
PLAN OF DISTRIBUTION
     The Company may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.
     The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.
     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.
     The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to the Company from the sale of the offered Securities, the underwriting discounts and commissions and any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.
     If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase the offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement which will also set forth the commission payable for solicitation of these contracts.
     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company or its subsidiaries in the ordinary course of business.
     Each series of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.
     In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
RISK FACTORS
An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks relating to the Company described below, the risk factors set forth in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus. Specific reference is made to the sections entitled “Business Environment and Risks” in the AIF and in the management’s discussion and analysis of the Company, which are incorporated by reference in this Prospectus.
No Existing Trading Market
     There is currently no market through which the Securities may be sold and purchasers of Securities may not be able to resell the Securities purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Securities after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation.
     The public offering prices of the Securities may be determined by negotiation between the Company and underwriters based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering. See “Plan of Distribution”.
Reliance on Subsidiaries
     The Company conducts a significant amount of its operations through subsidiaries. Although the Debt Securities are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company’s consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company’s subsidiaries to incur additional indebtedness. Because the Company conducts a significant amount of its operations through subsidiaries, the Company’s ability to service its indebtedness and pay dividends on its securities is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.
Foreign Currency Risks
     In addition, Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than Canadian dollars. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
Credit Ratings
     There is no assurance that any credit rating, if any, assigned to Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Securities.

Interest Rate Risks
     Prevailing interest rates will affect the market price or value of the Securities. The market price or value of the Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
Ranking of the Debt Securities
     The Debt Securities will not be secured by any assets of the Company. Therefore, holders of secured indebtedness of the Company would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the Debt Securities and would have a claim that ranks equal with the claim of holders of Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements, may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.
LEGAL MATTERS
     Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York. The partners and associates of Torys, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the Commission as part of the Registration Statement on Form F-9 of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consent of Deloitte & Touche LLP; the consent of Torys; powers of attorney; and the trust indenture dated as of September 20, 1995 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT
     We have read the short form base shelf prospectus of Brookfield Asset Management Inc. (the “Company”) dated November 6, 2006 relating to the issue and sale of up to US$750,000,000 in debt securities and Class A preference shares of the Company. We have complied with Canadian generally accepted standards for auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. Our report is dated February 8, 2006.

Toronto, Ontario	(Signed) Deloitte & Touche LLP
November 6, 2006	Independent Registered Chartered Accountants

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CERTIFICATE OF THE COMPANY
     Dated: November 6, 2006
     This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) J. Bruce Flatt	(Signed) Brian D. Lawson
Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(Signed) Robert J. Harding	(Signed) Jack L. Cockwell
Director	Director

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US$250,000,000

Brookfield Asset Management Inc.

5.80% Senior Notes due April 25, 2017

PROSPECTUS SUPPLEMENT

April 20, 2007

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